On May 20, 1998, the Fund issued 2,400 shares of Series D Auction Term Preferred
(ATP). The Series D ATP has a liquidation preference of $25,000 per share plus accumulated and unpaid dividends.

The ATP is redeemable at the option of the Fund, or subject to mandatory redemption (if the Fund is in default of certain coverage requirements) at a redemption price equal to $25,000 per share plus accumulated and unpaid dividends. The Fund is required to maintain certain asset coverage with respect to the ATP under the Fund's Charter and The 1940 Act.